UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): __

CONTENTS

On August 1, 2022, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Signs Clinical Trial Agreement with Yale University to Conduct its Phase IIb Trial in Tourette Syndrome”, a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first, second, seventh and eighth paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.1 to this Form 6-K are incorporated by reference into the registration statements on Form F-3 (File No. 333-233417, 333-248670 and 333-266047) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated August 1, 2022, titled “SciSparc Signs Clinical Trial Agreement with Yale University to Conduct its Phase IIb Trial in Tourette Syndrome”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 2, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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